SECURITIES AND EXCHANGE COMMISSION
       Washington, DC  20549

            Schedule 13D

 Under the Securities Exchange Act of 1934
         (Amendment No. 4)

      Uranium Resources, Inc.
         (Name of Issuer)
Common Stock, Par Value $0.001 Per Share
  (Title of Class of Securities)

            916901-30-9
          (CUSIP Number)
   John R. Elder, Vice President
  Lindner Asset Management, Inc.
7711 Carondelet Ave., St. Louis, MO 63105, (314) 727-5305
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
         February 28, 2000
(Date of Event which Requires Filing
        of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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           SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Asset Management, Inc. f/k/a Ryback Management Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]
3     SEC USE ONLY

4     SOURCE OF FUNDS
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan

                            7  SOLE VOTING POWER
                               3,111,478
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY              -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                3,111,478
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                                -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      3,111,478

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.7%

14    TYPE OF REPORTING PERSON

      IA, CO

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           SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Asset Allocation Fund, f/k/a Lindner Dividend Fund, a separate series of Lindner Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]
3     SEC USE ONLY


4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                            7  SOLE VOTING POWER
                               -0-
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY             -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                -0-
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,208,609

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4%

14    TYPE OF REPORTING PERSON

      IV, OO

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           SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Market Neutral Fund, f/k/a Lindner Bulwark
      Fund, a separate series of Lindner Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]
3     SEC USE ONLY


4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                            7  SOLE VOTING POWER
                               -0-
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY             -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                -0-
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      902,869

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.3%

14    TYPE OF REPORTING PERSON

      IV, OO

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This Amendment No. 4 to Schedule 13D is being filed by Lindner Asset
Management, Inc., a Michigan corporation ("Lindner Asset"), formerly known as Ryback Management Corporation, in order to amend Items 2, 4 and 5 in their entirety as follows:

Item 2. Identity and Background.

Lindner Asset Management, Inc., a Michigan corporation ("Lindner Asset") is a registered investment adviser providing investment advisory services to a number of investment company clients, including Lindner Asset Allocation Fund ("Asset Allocation Fund") and Lindner Market Neutral Fund ("Market Neutral Fund") (Lindner Asset, Asset Allocation Fund, and Market Neutral Fund are collectively referred to herein as the "Reporting Persons"). Asset Allocation Fund and Market Neutral Fund are separate series of Lindner Investments, a Massachusetts business trust (the "Trust"), a registered investment company. The address of the principal business and principal office for each of the Reporting Persons is 7711 Carondelet Ave., St. Louis, MO 63105.

The following table sets forth certain information with respect to the executive officers and directors of Lindner Asset and the Trust. Each person is a citizen of the United States and, unless otherwise indicated, has his business address at 7711 Carondelet Ave., St. Louis, MO 63105.

                           Principal Occupation and
Name and Relationship      Business Address if Different
to Trust                   from that set forth above
-----------------------    -----------------------------
Eric E. Ryback             President of Lindner Asset and the
Trustee                    Trust

Terrence P. Fitzgerald     Vice President, Development Director,
Trustee                    The Mills Corporation
                           Washington Harbour
                           3000 K Street, NW, Suite 400
                           Washington, DC

Marc P. Hartstein          Director - Industry Development,
Trustee                    Anheuser-Busch, Inc.
                           3 Middlebrook Lane
                           St. Louis, Missouri

Donald J. Murphy           President of Murcom Financial, Ltd.
Trustee                    970 E. Deerpath
                           Lake Forest, Illinois

Doug T. Valassis           Chairman of the Board and Treasurer
Chairman and Trustee       of Lindner Asset and President of Franklin
                           Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois

Robert L. Byman            Partner in the law firm of
Trustee                    Jenner & Block
                           One IBM Plaza, Chicago, Illinois

Peter S. Horos             Investment Manager, All State Life
Trustee                    Insurance Company, All State Plaza,
                           Northbrook, Illinois

Dennis P. Nash             Vice President, Nellis Feed Company
Trustee                    899  Skokie Blvd.
                           Northbrook, Illinois

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                           Principal Occupation and
Name and Relationship      Business Address if Different
to Lindner Asset           from that set forth above
-----------------------    -----------------------------
Doug T. Valassis           Chairman of the Board and Treasurer
Chairman and Director      of Lindner Asset and President of Franklin
                           Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois

D. Craig Valassis          Vice President, Franklin Enterprises, Inc.
Director                   520 Lake Cook Road
                           Deerfield, Illinois

Robert L. Miller           Treasurer, Franklin Enterprises, Inc.
Director                   520 Lake Cook Road
                           Deerfield, Illinois

Mark T. Finn               Vice Chairman of Lindner Asset
Vice Chairman and          Chairman, Vantage Consulting Group, Inc.
Chief Operating Officer    3500 Pacific Avenue
                           Virginia Beach, Virginia

Eric E. Ryback             President of Lindner Asset and the
President and Director     Trust

John R. Elder              Vice President - Administration and
                           Assistant Secretary of Lindner Asset

None of the Reporting Persons nor any of their executive officers, directors or trustees has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons nor any of their executive officers, directors or trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

On February 7, 2000, the Asset Allocation Fund and the Market Neutral Fund exercised their respective options to convert Secured Convertible Notes in the principal amount of $4,500,000 and $1,500,000, respectively, plus accrued interest, into Stock of the Issuer at a price of $3.00 per share. As a result of the conversion, the Asset Allocation Fund and the Market Neutral Fund received 1,583,609 and 527,869 shares of Stock, respectively. The primary purpose for the acquisition of shares of Stock by the Reporting Persons is for investment. The Reporting Persons may consult with other shareholders of the Issuer, other members of management of the Issuer or other persons about the Issuer and its business from time to time. The Reporting Persons presently plan to dispose of the Stock from time to time in the open market or in privately negotiated transactions.

In connection with a Note and Warrant Purchase Agreement (the "Purchase Agreement"), dated May 25, 1995, as amended by a Note and Warrant Exchange Agreement (the "Exchange Agreement"), dated March 23, 1998, and further amended on June 30, 1999, among the Issuer, the Trust (on behalf of Market Neutral Fund) and the Asset Allocation Fund, the Issuer agreed to appoint to its Board of Directors two individuals designated by the Trust and Asset Allocation Fund and to nominate such individuals for re-election to the Board of Directors at each annual meeting of shareholders of the Issuer until the Issuer fulfills its payment obligations under the Replacement Notes. As a result of the conversion by the Trust and Asset Allocation of the Replacement Notes into Stock of the Issuer, the Trust and Asset Allocation no longer have a right to designate individuals to serve on the Issuer's Board of Directors.

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Item 5. Interest in Securities of the Issuer.

(a) Asset Allocation Fund beneficially owns 2,208,609 shares of Stock (approximately 15.4% of the outstanding shares of Stock). Of these 2,208,609 shares of Stock, Asset Allocation Fund beneficially owns 1,583,609 shares of Stock as a result of its exercise of an option to convert $4,500,000 principal amount of convertible Replacement Notes held by Asset Allocation Fund that were acquired pursuant to the Exchange Agreement and it beneficially owns 625,000 shares of Stock as a result of Warrants issued to it pursuant to the Exchange Agreement. Market Neutral Fund beneficially owns 902,869 shares of Stock (approximately 6.3% of the outstanding shares of Stock). Of these 902,869 shares of Stock, Market Neutral Fund beneficially owns 527,869 shares of Stock as a result of its exercise of an option to convert $1,500,000 principal amount of convertible Replacement Notes held by Market Neutral Fund that were acquired pursuant to the Exchange Agreement and beneficially owns 375,000 shares of Stock as a result of Warrants issued to it pursuant to the Exchange Agreement. Lindner Asset, in its capacity as investment adviser to Asset Allocation Fund and Market Neutral Fund, may be deemed beneficial owner of all such shares.

(b) Lindner Asset has sole dispositive power and sole voting power with respect to the shares owned by Asset Allocation Fund and Market Neutral Fund.

(c) During the sixty days immediately preceding the date of this filing, the Reporting Persons engaged in the following transactions with respect to the Stock.

                 Transaction    Number of     Price
Date             Type           Shares      Per Share  Consideration
----             -----------    ---------   ---------  -------------
2/7/00          Conversion<1>   1,583,609     3.00      $4,750,827
2/7/00          Conversion<2>     527,869     3.00      $1,583,607

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Notes:
<1>  By Asset Allocation Fund.  The fund exercised its option to convert a
Secured Convertible Note in the principal amount of $4,500,000, plus accrued interest, into Stock of the Issuer.

<2>  By Market Neutral Fund. The fund exercised its option to convert a
Secured Convertible Note in the principal amount of $1,500,000, plus accrued interest, into Stock of the Issuer.

(d) No other persons are known to have the right to receive or the power to direct the receipt of Asset Allocations from, or the proceeds from the sale of Stock held by any of the Reporting Persons.

(e) The Reporting Persons described in this Schedule have not ceased to be beneficial owners of more than 5% of the outstanding shares of Stock.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 29, 2000     /S/ JOHN R. ELDER
                             ----------------------------
                             John R. Elder, Vice President Administration
                             Lindner Asset Management, Inc.
                             Lindner Investments